EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the nine months ended June 30, 2005

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with  section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY,  INC.
Unaudited Consolidated Balance Sheet

	June 30	September 30
	2005	2004
	(Unaudited)	(Audited)

	$	$

Assets

Current
Cash and Marketable Securities	251,000	275,000
Accounts Receivable	636,000	2,221,000
Inventories	—	1,648,000
Prepaid Expenses	21,000	128,000

	908,000	4,272,000

Capital Assets (Note 2)	1,368,000	2,498,000
Long-term Investments	96,000	96,000
Other	—	182,000

	2,372,000	7,048,000

Liabilities and Shareholders’ Equity

Current
Bank Indebtedness	—	1,847,000
Accounts Payable and Accrued Liabilities	2,247,000	5,103,000
Deferred Revenue	322,000	333,000
Current Portion of Long-term Debt	71,000	500,000

	2,640,000	7,783,000

Long-term Debt	—	347,000

Non-Controlling Interest	(332,000)	(4,356,000)

Shareholders’ Equity
Share Capital	43,297,000	43,297,000
Retained Earnings (Deficit)	(43,233,000)	(40,023,000)

	64,000	3,274,000

	2,372,000	7,048,000

On Behalf of the Board:

“Gerry Racicot”	Director

Gerry Racicot

“Jason Moretto”	Director

Jason Moretto

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the nine months ended June 30	2005	2005	2004	2004

	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$

Sales	1,466,000	4,210,000	3,174,000	11,087,000

Cost of Sales	1,001,000	3,368,000	2,433,000	8,947,000

Gross Margin	465,000	842,000	741,000	2,140,000

Expenses
Selling, General and Administrative	279,000	1,315,000	1,464,000	4,570,000
Amortization of Capital Assets	63,000	199,000	89,000	353,000
Amortization of Goodwill and Other Assets	—	—	12,000	78,000
Interest and Bank Charges	23,000	103,000	103,000	362,000
Discontinued Operations (Net)	—	84,000	318,000	360,000

	365,000	1,701,000	1,986,000	5,723,000

Income (Loss) from Operations	100,000	(859,000)	(1,245,000)	(3,583,000)

Other Income	—	—	195,000	616,000

Income before Taxes	100,000	(859,000)	(1,050,000)	(2,967,000)

Provision for Income Taxes - Future	—	—	(170,000)	(311,000)

Income before Non-controlling Interest	100,000	(859,000)	(880,000)	(2,656,000)

Non-controlling Interest	15,000	(90,000)	(64,000)	(476,000)

Non-recurring Items	—	(2,441,000)	—	—

Net Income (Loss) for the Period	85,000	(3,210,000)	(816,000)	(2,180,000)

Retained Earnings (Deficit), Beginning of Period	(43,318,000)	(40,023,000)	(35,107,000)	(33,743,000)

Retained Earnings (Deficit), End of Period	(43,233,000)	(43,233,000)	(35,923,000)	(35,923,000)

Earnings Per Share:
Excluding Non-recurring Items:
Basic	0.00	(0.02)	(0.01)	(0.05)

Diluted	0.00	(0.02)	(0.01)	(0.05)

Including Non-recurring Items:
Basic	0.00	(0.08)	(0.02)	(0.06)

Diluted	0.00	(0.08)	(0.02)	(0.06)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the nine months ended June 30	2005	2005	2004	2004

	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$

Operating Activities:
Net Income (Loss) for the Period	85,000	(769,000)	(816,000)	(2,180,000)
Items not Involving Cash:
Loss on Non-Recurring Items	—	(2,441,000)	—	—
Provision for Income Taxes - Future	—	—	(170,000)	(311,000)
Amortization	63,000	199,000	138,000	468,000

	148,000	(3,011,000)	(848,000)	(2,023,000)
Changes in Non-cash Operating Accounts:
Accounts Receivable	210,000	1,585,000	233,000	560,000
Inventories	—	1,648,000	23,000	393,000
Prepaid Expenses	6,000	107,000	254,000	219,000
Accounts Payable	(39,000)	(2,856,000)	728,000	922,000
Deferred Revenue	(101,000)	(11,000)	—	—
Non-controlling Interest	—	—	(280,000)	(706,000)

	224,000	(2,538,000)	110,000	(635,000)

Investment Activities:
Sale (Purchase) of Capital Assets	(3,000)	1,004,000	(251,000)	(577,000)
Long-term Investments	—	—	—	(8,000)
Goodwill and Other Assets	—	182,000	—	(123,000)

	(3,000)	1,186,000	(251,000)	(708,000)

Financing Activities:
Operating Line of Credit	—	(1,847,000)	(94,000)	(382,000)
Long-term Debt	(194,000)	(819,000)	(36,000)	24,000
Non-controlling Interest	(48,000)	4,024,000	—	1,025,000
Common Shares Issued	—	—	8,000	634,000

	(242,000)	1,358,000	(122,000)	1,301,000

Net Cash Flows for the Period	(21,000)	6,000	(263,000)	(42,000)

Cash and Cash Equivalents, Beginning of Period	272,000	245,000	1,248,000	1,027,000

Cash and Cash Equivalents, End of Period	251,000	251,000	985,000	985,000

Cash and Cash Equivalents Represented By:
Cash and Marketable Securities	251,000	251,000	985,000	985,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2005

1. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company’s annual financial statements for the year ended September 30, 2004. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2004.

2. Capital Assets:

$

Balance per September 30, 2004 financial statements	2,498,000

Additions (Deletions), Discontinued Operations	(931,000)

Amortization provided for nine months	(199,000)

Balance per June 30, 2005 financial statements	1,368,000

3. Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its “Newlook” segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. (“ADH”), the operating company of the segment, were sold for cash.

The Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers assumed all of the outstanding liabilities of Eiger Net Inc. as at July 31, 2004.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

Operating results for K-Tronik for the year-to-date period are reported, in summary, as “Discontinued Operations” on the Statement of Operations and Retained Earnings.

4. Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. (“Onlinetel”) to Newlook Industries Corp. (“Newlook”) in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel. As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns approximately 90% of the common shares of Newlook.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Gerry Racicot, CEO of Eiger Technology, Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

“signed”

Gerry Racicot
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jason Moretto, CFO of Eiger Technology, Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

“signed”

Jason Moretto
Chief Financial Officer

EIGER TECHNOLOGY, INC.
MANAGEMENT DISCUSSION & ANALYSIS
August 8, 2005

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three months ended June 30, 2005 and the audited financial statements of the Company for the year ended September 30, 2004. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

The Company

Eiger Technology, Inc. (“Eiger” or “the Company”) is a technology-focused management company with two main subsidiaries; Newlook Industries Corp. (“Newlook”) and K-Tronik International Corp. (“K-Tronik”). Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Newlook Industries Corp.

Newlook Industries Corp. (“Newlook”) has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary “Ad-Tree” software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at the lowest long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community.

Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and best long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.

2.	Subscription Plans – Traditional long distance and Internet plans for the residential and small office/home office (“SOHO”) market.

3.	Telecom Banner Advertising - New media services for sponsors on the Call Zone free calling network.

4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.

On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Based in Ontario, Onlinetel provides the VoIP network that powers Call Zone/Call World and other services. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of the Newlook. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

$

Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672
Future Income Tax Benefit	117,000
Inter-company Balance	50,000
Current Liabilities	(1,329,701)
Long-term Debt	(3,496,042)
Retained Deficit	2,102,509

Common Shares Issued	100

Consideration Paid:
12,727,273 shares issued to Eiger to acquire shares of Onlinetel	$100
7,272,727 shares issued to Eiger in settlement of debt	$1,200,000

Onlinetel’s operations have been serving the Canadian market for over 14 years. The Newlook currently has approximately 16 staff. Newlook is listed on the TSX Venture Exchange under the symbol “NLI”. Eiger Technology, Inc. is the controlling shareholder of Newlook with approximately 90% of the common shares.

K-Tronik International Corp.

On December 15, 2004, K-Tronik International Corp. (KTI) entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, K-Troniks Asia Ltd. (“KTA”). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that KTI will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts. KTI is listed as symbol “KTRK” on the Nasdaq OTCBB.

Results of Operations

For the quarter ended June 30, 2005, net income of $85,000 ($0.00 per share) compared to a net loss of $816,000 ($0.02 per share) during the previous year. Revenues for the period were $1,466,000, compared to $3,174,000 in the preceding year, lower as they solely reflect Newlook’s revenues due mainly to Eiger Net and K-Tronik business operations not being consolidated in the quarter.

Consolidated operating expenses of $365,000 for the quarter ended June 30, 2005 decreased from $1,986,000 in the prior year due largely to the same factors affecting the reduction in sales noted above. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $279,000 for the quarter ended June 30, 2005 decreased from $1,668,000 in the prior year mainly for the same reason.

Newlook generated sales of $1,464,000 in the third quarter and a net income of $152,000 ($0.01 EPS), compared to sales of $1,334,000 and a net loss of $644,000 ($0.02 loss per share) in the prior year quarter. Gross margin increased to $463,000 (32% margin) from $236,000 (18% margin) over the same period.

Newlook management’s cost cutting strategy for increased gross margin and profitability has begun to come to fruition. After a period of aggressively expanding its VoIP network in Ontario, Quebec and Alberta, Onlinetel continued to focus on the development of the Call World calling plan during the third quarter. Onlinetel now offers an ad-based Call

Zone service with low-rate Call World international calling in these provinces in addition to a national VoIP network from Victoria to Halifax for Call Anytime Unlimited subscribers.

With the network expansion in place, and solid revenues from both Call Zone subscriptions and Call World services, Newlook management continued to focus on a number of initiatives to increase shareholder value over the quarter, which has led to discussions and negotiations with a number of merger and acquisition candidates to identify opportunities that would create considerable operational synergies. This led to the acquisition of Artel International Ltd. as announced on April 26, 2005. The evaluation of strategic opportunities is ongoing.

Liquidity and Capital Reserves

Eiger consolidated cash and marketable securities at June 30, 2005 were $251,000 compared to $272,000 at March 31, 2005. The Company’s accounts receivable and accounts payable/accrued liabilities decreased to $636,000 from $846,000 and to $2,247,000 from $2,286,000, respectively, over the quarter ended June 30, 2005. Total debt at June 30, 2005 was $71,000 compared to $265,000 at March 31, 2005. The changes in the accounts receivable, accounts payable and debt balances largely reflect the activities at Newlook over the quarter.

Newlook consolidated cash and marketable securities at June 30, 2005 were $220,000 compared to $272,000 at March 31, 2005. Newlook’s accounts receivable and accounts payable/accrued liabilities decreased to $534,000 from $846,000 and to $2,006,000 from $2,286,000, respectively, over the quarter. Total debt at June 30, 2005 was $71,000 compared to $265,000 at March 31, 2005 as leases on equipment were paid down.

Financial Risk and Foreign Exchange

Newlook does not hedge its foreign currency as it deals almost exclusively in the domestic currency and as a result of an evaluation of the costs of such hedging.

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia’s South Korean won exposure offset by Korean won based revenue.

As K-Tronik is based in the United States and reports in U.S. dollars while Eiger reports its consolidated financial results in Canadian dollars, the movement in the U.S. dollar to Canadian dollar exchange rate directly affects Eiger’s consolidated statements of earnings and consolidated balance sheet. A lower U.S. dollar to Canadian dollar exchange rate used to convert Eiger’s U.S.-based results was a contributing factor in the variance of the year-over-year results.

Future Outlook

Eiger’s current focus is to continue to develop Newlook as a growing, publicly-listed, telecom services company. Newlook’s strategy for Onlinetel is to set a course towards sustainable and improved profitability. Management will continue to the streamline the Onlinetel network for more efficient capacity utilization and is now ready for increased flow of incoming traffic expected to begin shortly. Onlinetel is currently in negotiations for new North American partnerships, which are anticipated to enhance shareholder value in the near term.

Focus on Call Zone/Call World

Similar to other communication mediums such as television, radio, the Internet, etc., management believes that the future of calling is advertising-based. By allowing sponsors to pay for their calls, Canadians now have available the best value proposition for their calling needs. This is the underlying concept behind the Call Zone/Call World service – to offer Canadians an alternative to traditional telecom calling plans by providing the best calling rates, while maintaining toll-quality service.

Since its launch on November 1, 2003, Call Zone’s growing customer base attests to the fact that Canadians feel it is the best value available. In keeping with a goal to build loyalty and provide the best value to our subscription base, Call World was offered on March 1, 2004 as an exclusive feature to Call Zone members. Call World calling allows subscribers to toll-quality calling outside of a provincial Call Zone to the rest of the world at greatly reduced prices without hearing an advertisement. The plan was structured to best address the top four calling destinations for Canadians:

i)	within the province (free)

ii)	within Canada and the United States (2.9¢ per minute)

iii)	to Great Britain (4.9¢ per minute)

iv)	to Western Europe (4.9¢ per minute).

In contrast, 10-10 “dial-around” services have a third-party origination fee built-in - Call World bypasses this cost by routing over its proprietary VoIP platform, allowing savings to pass through to customers. Since its launch, the dramatic increase of Call Zone subscribers has boosted the usage of Call World, which has experienced an average month-over-month growth rate of 15%. Today, Call Zone/Call World subscribers make over 30 million calls totaling over 310 million minutes per year. Along with Onlinetel’s 10-10-580 dial-around service, Onlinetel’s services have become the best value proposition for Canadians.

By migrating satisfied 10-10-580 users to become Call Zone/Call World subscribers, Onlinetel is able to distance itself from the grip that local carriers, such as Bell Canada, have on dial-around companies. The ability for local carriers to charge fees that dial-around providers must pass-through to their users stresses their dominance in the 10-10 market and puts providers somewhat at their mercy. By focusing on growing its Call Zone/Call World subscriber base instead, Onlinetel is able to build loyalty with Canadians who entrust the company to provide them with the best quality at the best available price. This loyalty is not established with pay-per-use dial-around providers with their users since they lack a registered subscription base.

Reflecting back on recent telecom history, 10-10 “dial-around” (Onlinetel’s 10-10-580 offering was one of the first to market in Ontario) has gained broad consumer acceptance in the last few years. 10-10 plans provide an appealing method to keep one’s existing carrier (e.g. Bell Canada, etc.) and obtain lower rates for calls by dialing a different carrier code to access that other carrier’s rates. The 10-10 code routes the call over the dial around carrier’s network, instead of the regular long distance carrier. Taking into consideration the existing carrier’s origination fee, low barriers to entry and increased competitive pricing pressure, the 10-10 business has become a function of intensified spending of marketing dollars to win market share at the expense of increasingly thinner margins.

Through Call World, Onlinetel has developed a methodology to eliminate third-party origination fees over its VoIP-based platform to produce a healthy operating margin, notwithstanding any advertising being sold in the Call Zone network. Furthermore, by offering the best value to customers, the company has seen growth in business primarily from word-of-mouth referrals, rather than having to outspend higher-priced competitors. Call World allows Onlinetel to be the price leader in Canada as 10-10 competitors are bound to reduce prices only to a certain point after third-party origination fees, high marketing costs and network limitations factor in. Additionally, with Call World’s new single access number, Onlinetel has created an alternative for consumers that are familiar with 10-10 dialing. These factors have inclined Onlinetel to shift its focus away from 10-10-580 in favour of Call World.

Potential for Advertising

Having only scratched the surface, Onlinetel’s growing customer base represents only a fraction of the Canadian marketplace, and provides Onlinetel a unique opportunity to channel future products into and leverage its advertising platform. The fact that advertising has very few associated direct costs, its high margin contribution significantly drives profitability within Onlinetel’s business model. The critical mass of a loyal customer base is essential to establishing an equitable relationship with a non-regional, large-scale advertiser. To crystallize the potential value inherent in its advertising model, Onlinetel’s goal has been to aggressively expand its VoIP-based network to cover the majority of the Canadian population. Even though the network expansion embarked in late 2003 resulted in significant costs incurred for fiscal 2004, the company has developed a greater potential to negotiate significant sponsorship programs with large-scale advertisers.

Through its focus on growing Call Zone/Call World’s subscription base and selling the associated system advertising, Onlinetel projects the proportion of revenues in the future will tip away from pay-per-use revenues in Canada in favor of subscription-related revenues (Call Zone, Call World, advertising).

Focus on International Long Distance

With an anticipated network of switches throughout the African continent and in South America, Onlinetel is completing its line of products with not only retail offering but also wholesale services. Large carriers have historically led the international markets but with the advent of VoIP technology new game rules have been implemented. Artel International has secured licenses in a number of countries and is presently in negotiation for several others. The objective for Onlinetel is to become a leader in the international VoIP market, taking advantage of a first to market strategy. Supported by its exclusive line of products, Onlinetel is focused to became a significant player in the long distance market in countries of high growth and high demand, often not met by the incumbent carriers weighted down by their legacy equipment networks.

Acquisitions

Part of management’s initiative to increase shareholder value includes evaluating merger and acquisition opportunities that would create operational synergies and increase the Call Zone/Call World subscriber base. Since Newlook acquired Onlinetel in March 2004, a great deal of time has been spent on a few targeted acquisitions and the evaluation of certain strategic opportunities resulting in a first acquisition of Artel Communication s.a. Further acquisitions the company will favour are those that:

i)	are accretive to earnings

ii)	increase the subscription base

iii)	introduce new services and/or products in our customers best interest

iv)	geographically expands its network

v)	increase its position as a global carrier

As Onlinetel customers are attracted to the value proposition of its services and its market share continues to increase, management will execute on an acquisition only if it enhances considerable value for Newlook. Otherwise, it will wait as market share continues to grow through targeted marketing and largely through referrals from existing subscribers.

EIGER TURNS PROFITABLE IN THIRD QUARTER

Toronto, August 8, 2005 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) announces results for the third quarter of fiscal year 2005. For the three months ended June 30, 2005, net income was $85,000 ($0.00 per share) vis a vis a net loss of $816,000 ($0.02 per share) during the same period last year, and a net loss of $300,000 ($0.01 per share) in the previous quarter.

Eiger has filed its financial statements and Management Discussion and Analysis for the third quarter of fiscal 2005 on SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations. These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
jmoretto@eigertechnology.com